UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PRGX Global, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69357C503

(CUSIP Number)

Northern Right Capital Management, L.P.

Attn: Matthew A. Drapkin

10 Corbin Drive

3rd Floor

Darien, Connecticut 06820

(203) 951-5440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS Northern Right Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,283,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,283,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS Northern Right Capital (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,283,365
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,283,365
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,283,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,283,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 69357C503

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,283,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,283,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

Item 1.     Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of PRGX Global, Inc., a Georgia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339.

Item 2.     Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): Northern Right Capital Management, L.P., a Texas limited partnership (“Northern Right Management”), Northern Right Capital (QP), L.P., a Texas limited partnership (“Northern Right QP”); BC Advisors, LLC, a Texas limited liability company (“BCA”); and Matthew A. Drapkin (“Mr. Drapkin”). The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Mr. Drapkin is a member of BCA, and BCA is the general partner of Northern Right Management. Mr. Drapkin is also a limited partner of Northern Right Management. Northern Right Management is the general partner of, and investment manager for, Northern Right QP.

(b) The business address of the Reporting Persons is 10 Corbin Drive, 3rd Floor, Darien, CT 06820.

(c) The present principal occupation of Mr. Drapkin is serving as a managing member of BCA. The principal business of BCA is serving as the general partner of Northern Right Management. The principal business of Northern Right Management is serving as the general partner of, and investment manager for, Northern Right QP and other affiliated funds. The principal business of Northern Right QP is acquiring and holding securities for investment purposes.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Drapkin is a citizen of the United States of America. The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.     Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate amount equal to $6,007,919 (including commissions) to purchase 1,283,365 shares of Common Stock. Funds used to purchase reported securities have come from the working capital of Northern Right QP, which may, at any given time, include margin loans made by brokerage firms or banks in the ordinary course of business.

Item 4.     Purpose of Transaction

(a)-(j) The Reporting Persons purchased the Common Stock based on their belief that the shares of Common Stock, when purchased, represented an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, may discuss with the Issuer ways in which shareholder value may be increased, which may include discussions regarding the assets, business, strategy, financial condition and/or operations of the Issuer.

Subject to applicable law and regulations and, depending upon certain factors, including general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of such shares desirable, the Reporting Persons may increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable; provided, that the Reporting Persons will comply with their obligations under the Agreement (as defined below). In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Common Stock, “Securities”) in the open market or otherwise. The Reporting Persons reserve the right in the future to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may nominate or recommend candidates to serve on the Board; have discussions with other shareholders and potential nominees to the Board; make additional proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, governance structure or Restated Articles of Incorporation, as amended, or Amended and Restated Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4; provided, that the Reporting Persons will comply with their obligations under the Agreement.

On November 10, 2016, the Issuer entered into an agreement (the “Agreement”) with the Reporting Persons resulting in Mr. Drapkin becoming a member of the Board of Directors of the Issuer (the “Board”).

The following is a brief description of certain terms of the Agreement, such description being qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 2 hereto and incorporated by reference herein.

Under the terms of the Agreement, (a) the Issuer has agreed, subject to the nonoccurrence of certain events described in the Agreement, as of the date of the Agreement, to (i) increase the size of the Board to seven (7) directors; and (ii) appoint Mr. Drapkin to the Board as a member of the class of directors (Class I) scheduled to be next elected at the annual meeting of the shareholders of the Issuer to be held in 2018 (“2018 Annual Meeting”); (b) the Issuer has agreed, subject to the nonoccurrence of certain events described in the Agreement, to nominate and recommend that shareholders vote, and solicit proxies, in favor of Mr. Drapkin for election as a director at the annual meeting of the shareholders of the Issuer to be held in 2017; (c) the Issuer has agreed to (i) appoint Mr. Drapkin to either the Nominating and Corporate Governance Committee of the Board or Compensation Committee of the Board, as determined by the Board, prior to December 13, 2016 and that Mr. Drapkin shall continue to be a member of either committee, as determined by the Board, subject to certain qualifications; and (ii) consider Mr. Drapkin, in good faith, for membership on any committee of the Board that may be constituted to evaluate strategic opportunities or transactions for the Issuer; (d) the Reporting Persons have agreed during the Standstill Period (as defined below) to cause all shares of Common Stock owned of record or beneficially owned by the Reporting Persons to be present for quorum purposes and be voted (i) in favor of all directors nominated by the Board for election as a director and against the removal of any directors whose removal is not recommended by the Board; (ii) in favor of the Board’s recommendation regarding appointment of the Issuer’s independent registered public accounting firm; and (iii) in favor of the Board’s recommendation with respect to any advisory vote on executive compensation; (e) the Reporting Persons have agreed to abide by certain standstill provisions during the Standstill Period, including, subject to certain exceptions, to not (i) acquire beneficial ownership of more than 10% of the Common Stock; (ii) engage in activities to control or influence the governance or policies of the Issuer, including by submitting shareholder proposals, nominating candidates for election to the Board or opposing candidates nominated by the Board, attempting to call special meetings of the Issuer’s shareholders or soliciting proxies with respect to voting securities of the Issuer; (iii) participate in any “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the Common Stock; (iv) be involved with certain business combination or extraordinary transactions; (v) disparage the Issuer or any member of the Board or management of the Issuer; (vi) engage in any short sale or derivatives transaction that derives any significant part of its value from a decline in the market price or value of the Issuer’s securities; or (vii) demand or make a request for inspection of the Issuer’s records under the Georgia Business Corporation Code; and (f) Mr. Drapkin has agreed that he will not serve on the board of directors or similar governing body of a competing business while serving as a director of the Issuer.

Under the terms of the Agreement, the Reporting Persons have agreed that Mr. Drapkin will irrevocably tender his resignation as a director of the Issuer (a) effective as of the date, if any, that the Reporting Persons do not have beneficial ownership of 3% or more of the outstanding Common Stock; (b) effective as of the date, if any, that the Reporting Persons materially breach certain provisions of the Agreement; or (c) promptly if the Board resolves not to recommend Mr. Drapkin for election as a director at the 2018 Annual Meeting (in the case of (a) or (b), the Board may accept such resignation, in its sole discretion, by majority vote (excluding Mr. Drapkin)).

“Standstill Period” means a period which commenced upon the effective date of the Agreement and will end (a) if the Board recommends Mr. Drapkin for election as a director at the 2018 Annual Meeting, on the date on which Mr. Drapkin ceases to be a member of the Board; (b) if the Board does not recommend Mr. Drapkin for election as a director at the 2018 Annual Meeting, on the date on which Mr. Drapkin resigns from the Board pursuant to the terms of the Agreement; or (c) such earlier date, if any, on which (i) the Issuer materially breaches certain provisions of the Agreement; or (ii) the date of Mr. Drapkin’s resignation from the Board as described under clause (a) and (b) of the preceding paragraph.

On November 10, 2016, the Issuer appointed Mr. Drapkin to serve as a director of the Board in Class I.

No Reporting Person has any present plan or proposal which would relate to or to result in any of the matters set forth in subparagraphs (a)-(j) or Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.     Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 1,283,365 shares of Common Stock.1 Based upon a total of 21,804,173 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016, the Reporting Persons’ shares represent approximately 5.9% of the outstanding shares of Common Stock.

Northern Right QP beneficially owns and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) all shares of Common Stock reported herein.

As general partner of Northern Right QP, Northern Right Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock reported herein. Northern Right Management disclaims beneficial ownership of the shares of Common Stock reported herein. As general partner of Northern Right Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock reported herein. BCA disclaims beneficial ownership of the shares of Common Stock reported herein.

[1]	Excludes the following options to purchase shares of Common Stock which are not exercisable within 60 days: (a) option to purchase 35,000 shares of Common Stock granted to Mr. Drapkin on November 10, 2016 upon his appointment as a director of the Issuer, with an exercise price of $4.80 per share of Common Stock and an expiration date of November 9, 2023, which will vest in full on November 9, 2019, with pro rata acceleration upon a change of control of the Issuer and (b) option to purchase 20,417 shares of Common Stock granted to Mr. Drapkin on November 10, 2016 for his service as a director of the Issuer, with an exercise price of $4.80 per share of Common Stock and an expiration date of November 9, 2023, which will vest in full on the earlier of (i) June 27, 2017 and (ii) the date of the Issuer’s 2017 annual meeting of shareholders.

As a managing member of BCA, Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock reported herein. Mr. Drapkin disclaims beneficial ownership of the shares of Common Stock reported herein.

As of the date hereof, no Reporting Person beneficially owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Northern Right QP	11/14/16	100,000	$4.9997
Northern Right QP	11/14/16	100,000	$5.0000

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 16, 2016, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statement on Schedule 13D with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 1.

Reference is made to the Agreement as more fully described above under Item 4 and attached hereto as Exhibit 2.

The Reporting Persons may, from time to time, enter into and dispose of option contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated November 16, 2016, by and among Matthew A. Drapkin; Northern Right Capital Management, L.P.; Northern Right Capital (QP), L.P.; and BC Advisors, LLC.

Exhibit 2	Agreement, dated November 10, 2016, by and among PRGX Global, Inc.; Matthew A. Drapkin; Northern Right Capital Management, L.P.; Northern Right Capital (QP), L.P.; and BC Advisors, LLC.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2016

NORTHERN RIGHT CAPITAL MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
Name: Matthew Drapkin
Title: Managing Member

NORTHERN RIGHT CAPITAL (QP), L.P.

By:	Northern Right Capital Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Matthew Drapkin
Name: Matthew Drapkin
Title: Managing Member

BC ADVISORS, LLC

By:	/s/ Matthew Drapkin
Name: Matthew Drapkin
Title: Managing Member

MATTHEW A. DRAPKIN

/s/ Matthew Drapkin